EXHIBIT 8.1

Subsidiaries

ENTITY	PLACE OF INCORPORATION

Cimatron Technologies, Inc.	United States
Cimatron Technologies Inc.	Canada
Cimatron GmbH	Germany
Cimatron Sarl	France
Cimatron UK Ltd.	United Kingdom
Microsystem Srl *	Italy
Cimatron Japan K.K	Japan
Cimatron Technologies (P) Ltd	India
Cimatron (Beijing) Technology Co. Ltd.	China
Cimatron (Guangzhou) Technology Co. Ltd.**	China
Korea Cimatron Technologies Co. Ltd.	Korea

*	As of July 1st, 2005 we hold 27.5% of the outstanding share capital of Microsystem, pursuant to the agreements we signed with Microsystem and its shareholders. In May 2007 our board of directors approved the exercise of our option to increase our holdings in our Italian distributor to 51%, which increase is scheduled to take effect during the first week of July 2007.

**	We hold only 60% of the shares of this joint venture.